UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 4, 2025

Adrianne Lee
President and Chief Financial Officer
Bed Bath & Beyond, Inc.
433 W. Ascension Way, 3rd Floor
Murray, UT 84123

Re: Bed Bath & Beyond, Inc.
Form 10-K for Fiscal Year Ended December 31, 2024
Form 10-Q for Quarterly Period Ended June 30, 2025
Item 2.02 Form 8-K Dated February 24, 2025
File No. 001-41850

Dear Adrianne Lee:

We have reviewed your filings and have the following comment(s).

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2024

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Executive Commentary, page 33

1. Please disclose in greater detail the underlying business reasons for material changes between periods in each line item. If there is more than one business reason for the change, also quantify the incremental impact of each individual reason discussed on the overall change in the line item. Refer to Item 303(b) of Regulation S-K.

Liquidity and Capital Resources
Operating Activities, page 35

2. Please remove the non-GAAP measure called loss from operating activities, adjusted for non-cash items, or provide the disclosures required by Item 10(e) of Regulation S-K.

Consolidated Financial Statements
Note 22. Other Expense, Net, page 77

3. Please revise your statements of operations to include gains on sale of intangible assets and write-downs of assets held for sale (i.e., your corporate headquarters) in operating income (loss). Otherwise, tell us in detail why ASC 610-20-45-1 and ASC 360-10-45-5 do not apply. Also, refer to ASC 360-10-15-5(b), since the intangible assets sold were no longer to be held and used. This comment also applies to your Form 10-Q for the period ended June 30, 2025.

Item 2.02 Form 8-K Dated February 24, 2025

Exhibit 99.1
Non-GAAP Financial Measures and Reconciliations, page 8

4. Please address the following as they relate to adjusted diluted net loss per share:
   - Revise your description on page 8 of the adjusted diluted net loss per share calculation to include the adjustment for gain/loss on debt securities carried at fair value.
   - Tell us why you only present this measure for the most recent period, while you presumably utilize this measure for a period-to-period comparison.
   - Tell us and disclose in greater detail the reasons why management believes that adjusting for income/loss relating to equity method securities and the gain/loss on debt securities carried at fair value in arriving at adjusted diluted net loss per share provides useful information to investors.
   - In your Item 2.02 Form 8-K for the period ended December 31, 2023, it appears you previously had adjusted for write-downs of assets held for sale. Tell us why you do not adjust for write-downs of assets held for sale in 2024 or the gains on sale of intangible assets in 2024 and 2025.
   - Present the income tax effects related to adjustments to arrive at adjusted diluted EPS as a separate non-GAAP adjustment.

   Refer to Item 10(e)(1)(i)(B) through (D) of Regulation S-K and Questions 100.02, 100.03 and 102.11 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Keira Nakada at 202-551-3659 or Rufus Decker at 202-551-3769 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services